NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Newcastle Distributors, LLC, a Connecticut Limited Liability Company (the Firm), operates in the brokerage and investment advisory industry primarily in the Eastern United States. The firm is registered is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC).

b. Cash and Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2015.

c. Certificates of Deposit -- The Firm holds two certificates of deposit with original maturities of six and twelve months, individually. The certificates of deposit are subject to early withdrawal penalties of one month's interest. FINRA has advised the Firm that this penalty should be considered a "haircut" in its net capital computation.

d. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

e. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. The Firm did have amounts in excess of insured limits during the year, but not at year end.

f. Basis of Presentation and Method of Accounting—The Firm's financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP'), and presented on the accrual basis method of accounting.

g. Revenue Recognition—Fee revenue includes recurring professional services that are paid for the duration of the engagement, and success fees earned on completed mergers and acquisition transactions. Professional service revenues are recorded at the time services are performed, while success fees are recorded when the transaction is completed and the income is reasonably determinable.

h. Commissions—Commissions and related clearing expenses are recorded on a trade-date basis as the securities transaction occur.

i. Investment Advisory Income—Investment advisory fees are received quarterly; however, are recognized as earned on a pro rata basis over the term of the contract.

NOTE 2: INCOME TAX EXPENSE

The Firm has elected to be treated as a Limited Liability Company under the Internal Revenue Code, having the Company's income treated for Federal Income Tax purposes substantially as if the Company were a partnership. The Member's respective equitable shares in the net income of the Company are reportable on the individual's tax return. Accordingly, no provision for federal and state income taxes has been included in the accompanying financial statements.

The Firm has evaluated all tax position, including its status as a pass-through entity, and has concluded that the Firm has no uncertain tax positions that need to be evaluated under the Income Taxes Topic of FASB Accounting Standards Codification No. 740 ("FASB ASC 740"). The Firm is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Firm's management believes it is no longer subject to income tax examinations for years prior to 2012.

Accounting principles generally accepted in the United States of American require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the year ended December 31, 2015.

NOTE 3: TRADING ACTIVITIES

The Firm is not engaged in trading activities and only provides securities brokerage and investment advisory services to third-party clients. The Firm can be exposed to market risk on certain investments it holds. Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices or other factors. The level of market risk is influenced by the volatility and liquidity of the financial markets.

The Firm also can be exposed to credit risk, which is the risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless (default risk). The Firm has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness or counterparties. As of December 31, 2015 the Firm does not believe it has any exposure to credit risk or market risk. The Company held no investments as of December 31, 2015 other than cash and certificates of deposit.

NOTE 4: STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2015, the Firm did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statement has been prepared.

NOTE 5: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The Firm is required to maintain net capital equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness, as these terms are defined under the rule. The rule also requires that equity capital may not be withdrawn or cash dividends be paid if net capital is less than 120% of the Firm's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds 10 to 1.

At December 31, 2015, the Firm's qualified net capital was $8,967 with a minimum net capital requirement of $5,000. The ratio of aggregate indebtedness to net capital was 271.09 to 1 at December 31, 2015.

NOTE 6: CONCENTRATIONS OF CREDIT RISK

During the course of its operations, the Firm grants credit to certain institutions under commission arrangements. Credit granted to these institutions is unsecured and subject to losses. Management closely monitors the institutions to which it grants credit and does not see this risk of loss as significant.

For the year ended December 31, 2015 all of the Firm's fees were earned from one customer. As of December 31, 2015 the entire accounts receivable balance was due from that one customer.

NOTE 7: SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through the date of this report, the date on which the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements